787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

November 1, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-6010

Re:	Virtual Radiologic Corporation

(File No. 333-136504)

Dear Mr. Riedler:

On behalf of Virtual Radiologic Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter, dated October 25, 2007, to Dr. Sean Casey, Chief Executive Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 6 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

* * * * * * *

1.	Comment: Please furnish on EDGAR your draft letter dated October 9, 2007 in response to our previous comment 1.

Response: We respectfully advise the Staff that the Company has filed the letter as correspondence on EDGAR in response to the Staff’s comment.

NEW YORK        WASHINGTON, DC        PARIS        LONDON        MILAN         ROME        FRANKFURT        BRUSSELS

November 1, 2007

2.	Comment: We note that you state that your “compensation committee structured Dr. Casey’s new employment agreement in such a manner as to create a competitive compensation package that is more consistent with compensation packages awarded to similarly situated executives at peer companies.” This disclosure appears to indicate that you have engaged in benchmarking of Dr. Casey’s total compensation or material elements of his compensation. In that regard, please identify the name of each of the peer companies in your next amendment. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: We respectfully advise the Staff that the Company has revised the disclosure on page 110 of the Amendment in response to the Staff’s comment.

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Should you have any questions regarding the foregoing or should you need further information, please call Daniel D. Rubino, Mark A. Cognetti or the undersigned at (212) 728-8000.

Very truly yours,

/s/ Corby J. Baumann
Corby J. Baumann

cc:	Mark Brunhofer
Donald Abbott
Suzanne Hayes
Jennifer Riegel
Sean Casey, M.D., Virtual Radiologic Corporation
Richard J. Sandler, Davis Polk & Wardwell
Maurice Blanco, Davis Polk & Wardwell
Daniel D. Rubino, Willkie Farr & Gallagher LLP
Mark A. Cognetti, Willkie Farr & Gallagher LLP